                June 15, 2012

Stephanie J. Ciboroski,

Senior Assistant Chief Accountant,

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: HDFC Bank Limited

Form 20-F for the Fiscal Year Ended March 31, 2011

Filed September 30, 2011

File No. 001-15216

Dear Ms. Stephanie J. Ciboroski:

We have reviewed your comments contained in your letter dated June 1, 2012 relating to our response letter dated April 17, 2012 pertaining to the annual report on Form 20-F (the “2011 20-F”) of HDFC Bank Limited (the “Bank” or “we”) and have enclosed our responses to these further comments. For your convenience, we have included your comments in this response letter followed by our response. Where indicated, we will revise our future Form 20-Fs, so long as it remains accurate and appropriate to do so.

In connection with responding to the Staff’s comments, the Bank hereby acknowledges that:

•	The Bank is responsible for the adequacy and accuracy of the disclosures in its filings;

•

The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Bank’s filings; and

•	the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Christine Strumpen-Darrie, Cravath, Swaine & Moore LLP (212-474-1678 (ph); 212-474-3700 (fax); cstrumpe@cravath.com) with any questions you may have about our responses.

Sincerely,

/s/ Sashi Jagdishan
Sashi Jagdishan Group Head Finance

Form 20-F for Fiscal Year Ended March 31, 2011

2. Summary of Significant Accounting Policies

(i) Allowance for Credit Losses, page F-11

1. Please refer to our prior comment two. We note that charge-offs are determined for retail business loans based on a customer by customer basis, and not based on defined delinquency levels like the remainder of your retail portfolio. Considering the significance of the balance of retail business loans to the total retail loan portfolio, please revise your proposed disclosures to include a description of the facts and circumstances considered when determining whether to charge-off balances related to these loans.

Response to Comment 1

In response to the Staff’s comment the Bank advises in future filings that we will revise our disclosure on page F-11 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances ~~at defined delinquency levels~~ typically when the individual account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collaterals, if applicable, and where any restructuring or any other settlement arrangements are not feasible.....

11. Loans, page F-23

2. We note that the balances of retail business loans and other retail loans included in your disclosure of the balance of loans by class of loan on page F-23 at March 31, 2010 does not agree to the balances of retail business loans and other retail loans included in your delinquency disclosures on page F-24. Please clarify whether you have changed your method of classification for these loans and reconcile the difference between these two disclosures.

Response to Comment 2

The Bank advises the Staff that the comparative amounts as of March 31, 2010 reported in page F-24 of our consolidated financial statements included in the Form 20-F for the year ended March 31, 2011, has been additionally provided to the information required by ASU 2010-20, Disclosures about Credit Quality of Financing Receivables and the Allowances for Credit Losses. In our delinquency disclosures on page F-24, housing loans of Rs.87,887.0 million (which was aggregated as part of other retail loans on page F-23 and which we have agreed in our response letter dated April 17, 2012 to revise and disclose separately in our future filings in disclosure of loans by class) was inadvertently transposed and incorrectly disclosed as retail business banking loans (the balance of which should have been disclosed as Rs.144,733.7 million as disclosed on page F-23 of our Form 20-F for the year ended March 31, 2011 and page F-25 of our Form 20-F for the year ended March 31, 2010) and the amount relating to retail business banking loans was included as other retail loans on page F-24 of our Form 20-F for the year ended March 31, 2011. The total retail loans disclosed in F-23 agrees to the total amount disclosed in F-24 of our Form 20-F for the year ended March 31, 2011. The Bank confirms that there has not been any change in the classification of these loans.

The Bank believes that the incorrect disclosure of retail business banking loans on page F-24 does not have a material effect on the financial statements because:

(i)	it does not affect the total retail loans disclosed on pages F-23 and F-24;

(ii)	there is no effect on the total assets disclosed in the balance sheet as of March 31, 2010;

(iii)	the information provided for March 31, 2010 did not include any age analysis of the recorded investment in total retail loans and therefore it is improbable that the judgment of a reasonable person would have been changed or influenced by the correction of the item;

(iv)	there is no effect on recorded allowances for credit losses because the allowances have been appropriately determined based on our policy as it relates to retail business banking and other retail products; therefore there is no effect on reported earnings for fiscal 2010;

(v)	the amount disclosed for retail business banking loans as of March 31, 2010 on page F-23 is in agreement with the amount disclosed in the consolidated financial statements included in page F-25 of our Form 20-F for the year ended March 31, 2010.

Additionally, the incorrect disclosure of retail banking business loans on page F-24 does not affect capital adequacy and/ or any other regulatory ratios.

3. We note your tabular roll forward of the changes in the allowance for loan losses on the bottom of page F-26, which indicates that the only allocated allowance relates to your impaired loans disclosed above on page F-25 that appear to be collectively measured for impairment under ASC 310-10. We note a similar disclosure on page F-20 in your Form 8-K filed May 10, 2012. The remainder of your allowance is unallocated and appears to relate to the loans collectively measured for impairment under ASC 450. The disclosure requirements of ASC 310-10-50-11C require this disclosure to be provided by portfolio segment for loans evaluated under both ASC 310-10 and ASC 450 for each portfolio segment. Therefore, please revise your future filings to provide disclosure of your unallocated allowance for both retail and wholesale loans.

4. We also note your disclosure of the balance of loans that is disaggregated by impairment method at the bottom of page F-26, which you provide for loans that appear to be evaluated for impairment under ASC 310-10. We again note a similar disclosure on page F-20 in your Form 8-K filed May 10, 2012. ASC 310-10-50-11C requires this disclosure by portfolio segment for loans evaluated under both ASC 310-10 and ASC 450 for each portfolio segment. Therefore, please revise your future filings to provide disclosure of the balance of loans measured for impairment collectively under ASC 450 and individually or collectively measured for impairment under ASC 310-10 for both retail and wholesale loans.

Response to Comment 3 & 4

The Bank advises the Staff that in our future filings in the tabular roll forward of the changes in the allowance for loan losses at the bottom of page F-26 the allowance for loan losses measured under ASC 450 will be disclosed by portfolio segment.

The Bank further advises the Staff that in our future filings in the disclosure of the balance of loans disaggregated by impairment method at the bottom of page F-26, the loans evaluated for impairment collectively under ASC 450 will be disclosed by portfolio segment.

Accordingly in future filings we will revise our disclosure on page F-26 as shown in the marked version below, so long as it remains accurate and appropriate to do so. Additionally, as a result of the disaggregation to the class of loan receivables which we have agreed in our response to comment 3 in our letter dated April 17, 2012, we also intend to make conforming revisions in our future filings to the revised disclosure given below.

Revised Disclosure

	As of March 31, 2011
	Specific										Unallocated
	Retail
	Auto loans		Personal loans/Credit card		Retail business banking		Other retail		Wholesale		Retail			Wholesale		Total		Total
	(in millions)
Allowance for credit losses, beginning of the period	Rs.	1,066.6	Rs.	1,650.9	Rs.	3,632.9	Rs.	2,859.1	Rs.	4,610.8	Rs.	~~9,940.3~~ 8,954.9		Rs.	985.4	Rs.	23,760.6	US$	533.5
Write-offs		1,986.0		7,154.6		200.2		1,836.8		668.2							11,845.8		266.0
Cash recoveries*		1,073.7		1,352.5		3,877.5		4,491.2		487.9							11,282.8		253.3
Allowance for credit losses		2,496.2		7,751.4		4,841.6		6,186.1		4,122.8		~~(135.8~~ (597.9	~~)~~ )		462.1		25,262.3		567.2

Allowance for credit losses, end of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	2,717.2	Rs.	7,577.5	Rs.	~~9,804.5~~ 8,357.0		Rs.	1,447.5	Rs.	25,894.3	US$	581.4

Allowance for credit losses:
Allowance individually evaluated for impairment		—		—		—		—		7,577.5		—			—		7,577.5		170.1
Allowance collectively evaluated for impairment		503.1		895.2		4,396.8		2,717.2		—		8,357.0			1,447.5		~~8,512.3~~ 18,316.8		~~191.2~~ 411.3
Loans:
Loans individually evaluated for impairment		—		—		—		—		9,502.9		—			—		9,502.9		213.4
Loans collectively evaluated for impairment		982.6		1,304.9		5,126.2		3,745.8		—		968,985.1			659,102.8		~~11,159.5~~ 1,639,247.4		~~250.6~~ 36,803.9

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